September 20, 2013

Via EDGAR and Hand Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted August 21, 2013
CIK No. 0001577670

Dear Mr. Kluck:

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 13, 2013, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and clarifies and conforms certain other information.

General

1.	Staff’s Comment: Please file an updated auditors’ consent prior to the effectiveness of the registration statement.

Response: The Company confirms it will file an updated auditors’ consent with its first public filing and prior to effectiveness.

2.	Staff’s Comment: We note your response to comment 6 of our letter dated July 26, 2013. Please revise your disclosure in Part II of the registration statement to include the private placement of the Class B shares. In addition, please confirm to us that the Class A shares that are issuable upon conversion of the Class B shares and the LP Units will be issued in a private placement or separate registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Part II of Amendment No. 2 accordingly. The Company confirms that any Class A shares issuable upon conversion of the Class B shares and the LP Units will be issued in a private placement or separate registration statement.

Prospectus Summary, page 1

Our Company, page 1

3.	Staff’s Comment: We note your response to comment 8 of our letter dated July 26, 2013. In response to our comment, you revised the disclosure starting on page 150 to state the number of years of experience of the individual officer; however, you did not revise the disclosure to demonstrate the amount of experience. For example, with respect to Mr. Harris, you state that he has over 28 years of experience; however, you have only provided disclosure regarding his experience since March 1996. We therefore reissue our comment. We note your disclosure that your management has an average of 25 years of experience. Please revise your disclosure starting on page 150 to support this statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 151 to 154 of Amendment No. 2 accordingly.

Our Business and Growth Strategy, page 4

4.	Staff’s Comment: We note your response to comment 9 of our letter dated July 26, 2013. In response to our comment, you indicate that you will provide supplemental materials to support your statement. We were not able to locate support for your statement in the materials provided, and therefore reissue our comment. We note your disclosure on page 4 that you increased your market share of new CMBS issuances from 2.8% in 2010 to 3.1% in 2011, 3.3% in 2012 and 2.6% in the first six months of 2013. Please provide us with information that supports this statement.

Response: In response to the Staff’s comment, the Company will provide in paper form copies of the source materials, which have been marked to highlight the information relied upon.

Securities, page 7

5.	Staff’s Comment: We note your response to comment 10 of our letter dated July 26, 2013. In response to our comment, you revised you disclosure to state that you’re “CMBS investments were rated investment grade, consisting of 84.2% AAA-rated securities, and 15.8% of other investment grade-rated securities.” We reissue our comment. Please revise to provide a breakdown of the other investment grade ratings and clarify whether you may invest in securities that are not rated.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8, 87, 134 and page 30 of Amendment No. 2 accordingly.

Organizational Structure, page 64

6.	Staff’s Comment: We note your response to comment 19 of our letter dated July 26, 2013. We note that, in response to comment 3, you state that you conduct your business primarily through your subsidiaries. We reissue our comment in part. Please disclose the subsidiaries of Ladder Capital Financial Holdings. Further, please provide disclosure regarding the operations of your subsidiaries in an appropriate section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47, pages 65 and 66 and pages 144 and 145 of Amendment No. 2 accordingly. Further, the Company confirms for the Staff that its subsidiaries are used to conduct Ladder’s business as described in Amendment No. 2. Where relevant, the Company believes that it has described the activities of all subsidiaries that engage in specific activities distinct form the general activities of the group, including descriptions of the activities of its broker dealer subsidiary, investment adviser subsidiaries and captive insurance company subsidiary. A complete list of its subsidiaries, organized by function, is provided in Exhibit 21.1 to Amendment No. 2.

Reorganization Transactions at LCFH, page 66

7.	Staff’s Comment: We note your response to comment 20 in our letter dated July 26, 2013 and your revised disclosure. We may have further comment once you disclose the conversion ratio for each class, the number of LP Units that will be outstanding after the reorganization, and the interests that are vested or unvested and the impact on the terms of conversion.

Response: The Company respectfully acknowledges the Staff’s comment.

Unaudited Pro Forma Consolidated Financial Information, page 77

8.	Staff’s Comment: We note your response to comment 23 in our letter dated July 26, 2013. Please revise to disclose how you will account for your obligation under the tax receivable agreement consistent with your response; separately address your accounting at the time of the reorganization and the offering as well as future periods. Your response indicates that you will establish the original obligations and initial deferred tax assets upon actual exchanges; however, from your disclosure on page 170, it appears that you intend to record deferred tax assets upon the purchase of LP Units with the proceeds of your offering. Please clarify.

Response: The Company confirms that it will establish the original obligations and initial deferred tax assets upon actual exchanges and has revised the disclosure on page 173 of Amendment No. 2 accordingly. Further, the Company advises the Staff that there will be no original obligations and initial deferred tax assets recorded upon the purchase of LP Units with the proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84

9.	Staff’s Comment: We note your response to comment 25 of our letter dated July 26, 2013. We note that the pie chart on page 86 provides information regarding your conduit loans. However, it does not provide disclosure regarding your diversification of your remaining collateral. We therefore reissue our comment. Please disclose the geographic diversified of your collateral for your entire portfolio or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 87 and 88 to include additional disclosure regarding the geographic diversification of the collateral underlying its CMBS investments and U.S. Agency Securities investments to the extent obtainable. The Company confirms that the geographic location of the underlying assets related to its other commercial real estate-related loans is reflected in the charts on page 87 and has clarified the disclosure on pages 87 and 88 accordingly. The geographic diversification of the Company’s owned real estate as of June 30, 2013 is set forth on pages 148 and 149 of Amendment No. 2.

Liquidity and Capital Resources, page 105

10.	Staff’s Comment: We note your response to comment 16 of our letter dated July 26, 2013. In response to our comment, you state that you are subject to restrictions on your ability to incur debt. Please provide disclosure regarding the limits on the amount of leverage that you may incur.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108 of Amendment No. 2 accordingly.

Business, page 126

11.	Staff’s Comment: We note your disclosure in this section that you have partnered in CMBS securitizations as sellers and co-managers and that you generally securitize your loans together with certain financial institutions. Please describe in greater detail your role as co-managers of the securitizations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 139 and 140 of Amendment No. 2 accordingly.

Draft Legal Opinion

12.	Staff’s Comment: In the first paragraph, we note the reference to resales by the Company. Please have counsel remove this reference or tell us why this reference is appropriate.

Response: We respectfully acknowledge the Staff’s comment and have revised the draft legal opinion accordingly, which we will provide to the Staff as a correspondence filing.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff, Esq.

cc: Mr. Marc Fox

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